UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
C.N.P.J. nº 90.400.888/0001-42
Publicly-held Company with Authorized Capital
NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to Ruling 358/02 of Comissão de Valores Mobiliários, hereby makes known that it was informed by its indirect controlling shareholder, Banco Santander, S.A. (“Santander Spain”), that the latter intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain (“Transaction”).

The Transaction will be voluntary, and, therefore, the shareholders of Santander Brasil may choose whether or not to accept the offer, and the Transaction will not be subject to a minimum acceptance level. The shareholders of Santander Brasil that accept the offer will receive in payment Brazilian  or American Depositary Receipts (BDRs or ADRs) representing shares issued by Santander Spain, thus becoming shareholders of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

The Transaction is subject to fulfillment of certain conditions precedents, including registration of Santander Spain as a foreign issuer before Comissão de Valores Mobiliários (Brazilian Securities Exchange Commission), acceptance of Santander Spain’s BDRs for trading at BM&FBovespa, approval at Santander Brasil’s general shareholders’ meeting, registration of the voluntary acquisition offer at CVM, preparation of the economic valuation report of Santander Brasil, and approval at Santander Spain’s general shareholders’ meeting of the issuance of the new shares which will be delivered in payment, in addition to other relevant regulatory authorizations.

Attached to this material fact are the press release published on the date hereof by Santander Spain about the Transaction containing further information, including the proposed payment, in its original version and translation into English.

Santander Brazil will keep its shareholders and the market in general informed about any new material facts inherent to the Transaction.

São Paulo, April 29, 2014.

Carlos Alberto Lopez Galan
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer